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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                --------------

                              AMENDMENT NO. 1 TO
                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                --------------

                            THE LIBERTY CORPORATION
                               (Name of Issuer)

                            THE LIBERTY CORPORATION
                     (Name of Person(s)) Filing Statement

                                 COMMON STOCK
                        (Title Of Class of Securities)

                                  530370 10 5
                     (CUSIP Number of Class of Securities)
                              Martha G. Williams
                            The Liberty Corporation
                            2000 Wade Hampton Blvd.
                                   Box 19043
                       Greenville, South Carolina 29615
                              Phone: 864-609-8300
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                --------------

                                   Copy to:
                                 Dennis Hersch
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017


                                 -------------

                               February 11, 1998
    (Date Tender Offer First Published, Sent or Given to Security Holders)



                           CALCULATION OF FILING FEE
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        Transaction Valuation*             Amount of Filing Fee

            $ 124,800,000                       $  24,960
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* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 2,400,000 shares at $52.00 a share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid:   $ 20,800              Filing Party: The Liberty Corporation
    Form or registration no.: Schedule 13E-4        Date Filed:   February 11, 1998

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               This Amendment No. 1 amends and supplements the Issuer Tender
Offer Statement on Schedule 13E-4 (the "Statement") dated February 11, 1998 filed by The Liberty Corporation, a South Carolina corporation (the "Company"), relating to the Company's offer to purchase up to 2,000,000 shares of its Common Stock, no par value (such shares, together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of August 7, 1990, between the Company and The Bank of New York, as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $52.00 nor less than $45.50 per Share, net to the seller in cash, as specified by such stockholders, upon the terms and subject to the conditions set forth in the Statement and in the related Letter of Transmittal (which together constitute the "Offer").

Item 8. Additional Information

   Item 8(e) is amended by adding the following paragraph:

               The Offer expired at 12:00 midnight, New York City time, on Wednesday, March 11, 1998. On March 12, 1998, the Company announced that, based upon the preliminary results of the Offer, the Company expects to purchase 2.4 million of the approximately 3.6 million Shares that were tendered and not withdrawn at $52 per Share, which the Company expects to be the purchase price for all Shares purchased in the Offer. Of the approximately 3.6 million Shares tendered, approximately 476,000 Shares were tendered pursuant to guaranteed delivery. The Company has exercised its option to purchase an additional 2 percent of its outstanding Shares as permitted by the Offer, thus increasing the number of Shares to be purchased by 400,000. Due to the over subscription, Shares tendered will be pro-rated (except for Shares tendered as "odd-lots" in the Offer, which will be purchased in full). Prior to the Offer Liberty had 20,695,140 Shares outstanding. Following the purchase of Shares tendered, Liberty will have approximately 18,600,000 Shares outstanding. The Company estimates that the proration factor for the Offer will be 77.7% percent, which does not include Shares tendered pursuant to guaranteed delivery.

Item 9. Material to be Filed as Exhibits

   Item 9 is amended by adding the following exhibit:

      (a) (13) Form of News Release dated March 12, 1998.


                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE LIBERTY CORPORATION


                                      By: /s/ Martha G. Williams
                                          ----------------------------------
                                      Name: Martha G. Williams
                                      Title: Vice President, General Counsel
                                             and Secretary


Dated:   March 12, 1998


                                 EXHIBIT INDEX


      Exhibit No.                                 Description
---------------------------        ------------------------------------------
    Exhibit (a) (13)               Form of News Release dated March 12, 1998.


Liberty News Release

For further information:
(Analyst calls)                    Ken Jones (864) 609-3496
(News Media calls)                 Michael Flanning (864) 609-3594

THE LIBERTY CORP. ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER

               GREENVILLE, S.C., March 12, 1998 - The Liberty Corp. (NYSE: LC) announced today the preliminary count by Wachovia Bank, N.A., the depositary for the Company's "Dutch auction" self-tender offer. Subject to final verification, 2,400,000 shares of Liberty's common stock have been accepted for purchase at a price of $52 per share.

               Of the approximately 3,646,000 shares tendered, 476,000 shares were tendered pursuant to guaranteed delivery. The self-tender offer began on Feb. 11, 1998 and expired at midnight, EST, on March 11, 1998.

               Liberty had offered to purchase up to 2 million shares at a purchase price between $45.50 and $52 in the self-tender offer. The company has decided to exercise its option to purchase an additional 2 percent of its outstanding shares as permitted by the offer. As a result, Liberty increased the number of shares to be purchased by 400,000.

               Prior to the self-tender offer Liberty had 20,695,140 shares of common stock outstanding. Following the purchase of shares tendered, Liberty will have approximately 18,600,000 shares of common stock outstanding.

               Due to the over subscription, shares tendered will be pro-rated, except for shares tendered as "odd-lots"-or fewer than 100 shares-which will be purchased in full. The proration factor is estimated to be 77.7 percent, which does not include shares tendered pursuant to guaranteed delivery.

               Payment for shares properly tendered and accepted will be made promptly, subject to proper delivery of shares according to the terms of the offer.

               The Liberty Corporation is a holding company with operations in insurance and broadcasting. Annual revenues in 1997 were $660 million. Company headquarters is in Greenville, S.C.